

16013784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR 01 2016 Washington DC 411

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potamus Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Seaport Lane, Floor 8
(No. and Street)

Boston	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Linnell (617) 855-8722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB JG

OATH OR AFFIRMATION

I, KRISTIN LINNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POTAMUS TRADING, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Massachusetts
County of Essex

On this 29 day of Feb, 2016, before me, the undersigned notary public, personally appeared Kristin Linnell, proved to me through satisfactory evidence of identification, which were Personally Known to be the person who signed the preceding or attached document in my presence, and who swore or affirmed to me that the contents of the document are truthful and accurate to the best of (his)(her) knowledge and belief.

Brian Peter Ambrozavitch Notary Public My Comm. Exp. 04/24/2021


BRIAN PETER AMBROZAVITCH
MY COMM. EXPIRES APRIL 24, 2021
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTAMUS TRADING, LLC
Index
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Management of Potamus Trading, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Potamus Trading, LLC at December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 11 to the financial statement, the Company has restated its 2014 financial statement to correct a misstatement. As the prior period financial statement has not been presented herein, the effects of the restatement are described in Note 11 to the financial statement.

PricewaterhouseCoopers LLP

February 29, 2016

POTAMUS TRADING, LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 1,299,714
Cash and securities segregated under federal and other regulations	248,800
Deposit with clearing broker	1,216,867
Fees receivable (including from related parties - Note 7)	198,476
Due from clearing broker	36,597
Software, equipment, furniture and leasehold improvements, at cost, less accumulated depreciation of $334,938	3,682,439
Exchange and ATS rebates receivable	10,798
Prepaid and other assets	384,928
Total assets	7,078,619
Liabilities and Member's Equity	
Liabilities	
Accrued expenses and other liabilities	889,439
Exchange and ATS fees payable	171,899
Deferred rent credit liability related to lease incentive, less amortization of $51,773	983,693
Due to clearing broker	49,848
Total liabilites	2,094,879
Member's equity	4,983,740
Total liabilities and member's equity	$ 7,078,619

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Potamus Trading, LLC (the "Company") is a Delaware limited liability corporation ("LLC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the NASDAQ Stock Market ("Nasdaq"), the BATS Exchanges ("BATS"), the NASDAQ OMX BX Exchange ("BX"), the NYSE Arca Exchange ("Arca") and the Securities Investor Protection Corporation ("SIPC").

The Company is an electronic market-maker offering electronic and algorithmic execution services in listed U.S. equities to its clients which consist of registered broker-dealers. The Company does not provide custodial services for customer assets and it clears its U.S. transactions through a third-party clearing broker on a fully disclosed basis.

The Company's approved business activities include: broker or dealer in corporate equity securities over-the-counter, non-exchange member arranging for transactions in listed securities by exchange member, broker or dealer in corporate debt securities, U.S. government securities broker or dealer, put and call broker or dealer or option writer and trading for its own account. FINRA has approved the Company to engage in market making activities in exchange listed equity securities. The Company is registered as a market-maker with a U.S. exchange.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business. The cash and cash equivalents balance at December 31, 2015 was $1,299,714.

Software, Equipment, and Leasehold Improvements
Software, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based upon the related assets' estimated useful lives. The total cost of software includes certain internally developed proprietary software which is capitalized. Maintenance and repairs are charged to expense when incurred. Depreciation and amortization expense for the year ended December 31, 2015 was $281,461 and is included in Other in the Statement of Operations.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2015
Leasehold improvements	10	$ 2,901,927
Equipment	5	302,806
Software	3	812,644
Total fixed assets		4,017,377
Less accumulated depreciation and amortization		(334,938)
Net fixed assets		3,682,439

Due to/Due from Clearing Broker
The amounts due to and due from the clearing broker reflect profits and losses on principal transactions, clearing fees, regulatory fees and other income and expenses incurred in the clearing account which have been accrued but remain unpaid as of December 31, 2015.

Valuation of Financial Instruments
The fair value of all financial assets and liabilities are considered to approximate the reported value due to their short-term nature.

Fees
All securities transactions, including revenues, are recorded on a trade date basis. Fees are earned for acting as an agent, and receivables are reflected as Fees receivable.

Principal Transactions
Principal transactions are recorded on a trade date basis. At December 31, 2015 the Company did not hold any securities.

Exchange and ATS Rebates
Exchange and ATS rebates are recorded when earned.

Interest Income and Interest Expense
Interest income and expense are recognized in the Statement of Operations on an accrual basis.

Income Taxes
No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members of Potamus Management, LLC are responsible for their proportionate share of the Company's taxable income.

The Company complies with authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Managing Member has determined that there are no reserves for uncertain tax positions necessary for the period ended December 31, 2015. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state and local jurisdictions, where applicable. As of December 31, 2015, the tax year that remains subject to examination by the major tax jurisdictions under the statute of limitations is the year ended December 31, 2013.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the rules of the SEC, FINRA, the principal exchanges with which it is licensed to transact, and the SIPC. In particular, the Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected to use the standard method, defined by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined by the SEC and FINRA. At December 31, 2015, the Company had net capital of $1,896,727 which was $1,646,727 in excess of the minimum required amount of $250,000 (based on the greater of 6 2/3% of aggregate indebtedness or $250,000).

The Company operates as an introducing broker and does not have customers as defined by FINRA. The Company clears all transactions with and for clients through its U.S. clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

4. Prepaid and Other Assets and Accrued Expenses and Other Liabilities

The Company's prepaid and other assets as of December 31, 2015 are primarily comprised of prepaid operating expenses including $172,541 of invoices paid in 2015 for services that will be rendered in 2016, and a CD in the amount of $200,345 at Boston Private Bank and Trust which secures a letter of credit for the benefit of East Office Operating Limited Partnership care of Pembroke Real Estate.

The Company's accrued expenses and other liabilities are comprised of exchange and other trading fees, accrued professional fees and accrued but unpaid operating expenses. The total of these items as of December 31, 2015 was $889,439.

5. Employee Benefit Plans

401(k) Plan
The Company offers a 401(k) plan ("Plan") sponsored by Alerus Retirement Solutions. All employees are eligible to participate up to the IRS limits for such contributions. Contributions are implemented through payroll deductions that are determined by individual participants and approved by the CFO. For the year ended December 31, 2015, the Company had $7,519 of expenses associated with the Plan included in employee compensation and benefits in the Statement of Operations.

Medical and Dental
The Company offers all employees 100% paid medical and dental coverage from Blue Cross and Blue Shield of Massachusetts. A Company provided Health Savings Account from Wells Fargo Bank supplements the medical plan. For the year ended December 31, 2015, the Company had $183,274 of expenses associated with medical and dental benefits included in employee compensation and benefits in the Statement of Operations.

Life and LTD
The Company offers Group Term Life and Long-Term Disability benefits provided by Principal Financial Group and MetLife to all employees. For the year ended December 31, 2015, the Company had $17,849 of expenses associated with these benefits included in employee compensation and benefits in the Statement of Operations.

6. Off Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its client domestic transactions, which are not reflected in these financial statements, to a major U.S.-based clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2015, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

7. Related Party Transactions

a) **Members** – Potamus Management, LLC wholly owns Potamus Trading, LLC. As of December 31, 2015 Potamus Management, LLC is wholly owned by Potamus Holdings LLC ("PH").

b) **Lightspeed Trading, LLC** – Lightspeed Trading, LLC is a client of Potamus Trading, LLC and is controlled by Professional Trading Solutions ("PTS") which was a member of Potamus Management LLC until December 30, 2015. The total revenue earned on commissions from Lightspeed Trading, LLC was $1,069,069 in 2015 and the total amount receivable from Lightspeed Trading, LLC as of December 31, 2015 was $160,646.

8. Member Capital

Potamus Management LLC, is the sole Member of Potamus Trading, LLC. Therefore membership interests in Potamus Trading, LLC is reflected by the membership interest composition of Potamus Management LLC. As of December 31, 2014, the membership interests were approximately 91% PH and 9% PTS. PH made three capital contribtions to Potamus Management, LLC during 2015: $2,500,000 on January 1, 2015, $2,400,000 on July 1, 2015 and an additional $1,500,000 on December 28, 2015 resulting in membership interests of approximately 94% PH and 6% PTS as of December 28, 2015 pursuant to the operating agreement. On December 30, 2015, PH acquired the full membership interests of PTS, which rendered it the sole member of Potamus Management LLC.

9. Business Risks

Going Concern

As of December 31, 2015 the Company has $1,299,714 of cash and cash equivalents available to support operating expenses. The projected 2016 total operating expenses of the Company exceed available cash.

Meeting the Company's projected goals will require specific performance in client acquisition, trading system performance, and cost management, and there is no assurance this performance will occur. Any material development that keeps the Company from meeting these commercial objectives could materially impair the Company's ability to continue to operate without significant additional Member capital contributions.

The Class I Members of PH have provided capital to fund the Company since its inception in 2012. The Class I Members fully support the Company and its plan of operations, and are committed to providing financing for on-going operating expenses, as they may arise, and as requested by the Company through the existing, functioning governance process. This financial commitment carries through March 31, 2017 or until the Company no longer needs financing for operations, whichever comes first.

Market Risk
As a broker-dealer, the Company's business lines rely heavily on volatility and trading volumes in the U.S. equity markets. Since 2009, when the market peaked at just over 10 billion shares traded daily, the average daily trading volumes have declined and stood at just under 7 billion shares traded per day in 2015. While the Company believes it is well positioned for success in the current environment, material decreases in equity trading volumes from the current level could adversely impact the Company's business plan.

Counterparty Risk
The Company is exposed to a variety of counterparty risks, including exposure to its clearing firm's financial health and ability to continue to provide services. The Company is also exposed to the ability of its clients to continue to operate and meet financial obligations arising from the Company's provision of securities services. While the Company does periodic and on-going due diligence on all of its key counterparties, any unforeseen material adverse development among the counterparties could adversely impact the Company's business plan.

Securities Services Performance Risk
The Company's core securities services, upon which 100% of revenue relies, are of a highly specialized nature. If the Company's services are materially worse in quality or cost with respect to its industry peers it could suffer slower than expected client acquisition.

Trading System Risk
The Company's core securities services are offered via a highly proprietary electronic trading platform. Operational errors in the design of logic or the deployment of computer codes and hardware that make up the system could potentially lead to catastrophic losses, including losses that exceed the Company's capital.

Regulatory Risk
The Company's securities services are in a category of services that is under constant review by the SEC, FINRA, the United States Congress, and those exchanges with which it is licensed to transact. Adverse developments compelled by these decision-making bodies, which materially impact the Company's ability to continue offering its services, could adversely impact the Company's business plan.

Concentrated Client Risk
The Company's revenues are dependent upon a small concentration of significant clients. The Company's revenue plan for 2016 is highly dependent on specific performance of these clients in addition to new client acquisition.

Credit Risk
The Company's exposure to credit risk associated with nonperformance of clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations.

10. Commitments and Guarantees

Lease

The Company occupies office space under a noncancelable operating lease that expires in 2025. In December 2014, the Company signed an amendment to its original lease to occupy larger office space which began in June 2015. The terms of this amendment replace certain terms of the original lease agreement including the rentable square footage, the price per square foot and the lease expiration date. Rent expense is recognized on a straight-line basis over the applicable lease term. The Company received a tenant improvement allowance in the amount of $1,035,467 which is amortized through rent expense over the life of the lease. The deferred credit liability associated with this is $983,693 at year end. For the year ended December 31, 2015, rent expense was $429,512, and is included in rent and facilities in the statement of operations.

Future minimum commitments under this lease are as follows:

2016	$ 842,213
2017	858,754
2018	875,295
2019	891,836
2020	908,377
Thereafter	4,373,037

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

11. Adjustment for Correction of an Error

Previously reported 2014 amounts have been restated to correct for an error related to an overstatement in regulatory fees for the year ended December 31, 2014, which has been affected by an adjustment to opening members' equity of $369,550. Amounts for 2014 and the related adjustment for the error are as follows:

	Amount Previously Reported	Adjustment	Restated Amount
Due from clearing broker	$ 54,394	369,550	$ 423,944
Members' equity	1,783,303	369,550	2,152,853
Excess net capital	618,000	369,550	987,770

This error was discovered by the Company and the amount was subsequently reimbursed by its clearing broker.

12. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date December 31, 2015, through February 29, 2016. Based on this evaluation, the Company has determined that there have been no material subsequent events that have occurred that would require disclosure or recognition in the financial statements beyond the following:

On February 29, 2016 PH contributed an additional $1,000,000 to Potamus Management, LLC which was further contributed to Potamus Trading, LLC. This contribution increased cash and cash equivalents available for the operating expenses of Potamus Trading, LLC in 2016 by $1,000,000 as of February 29, 2016.



Report of Independent Accountants

To the Management of Potamus Trading, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Potamus Trading, LLC for the year ended December 31, 2015, which were agreed to by Potamus Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Potamus Trading, LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2015. Management is responsible for Potamus Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 dated January 29, 2015 with the respective cash disbursement records entries, which agreed to the general ledger entries, noting no differences.
2. Compared the Total Revenue amount reported on line 12 of the audited Form X-17A-5 for the year ended December 31, 2015 to the Total revenue amount of $7,526,204 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 2c(3), commissions, of $643,629 to the audited December 31, 2015 trial balance, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,880,980 and $17,202.45, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Potamus Trading, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.



February 29, 2016

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Report of Independent Registered Public Accounting Firm

To the Management of Potamus Trading, LLC:

We have reviewed Potamus Trading, LLC's assertions, included in the accompanying "Exemption Report", in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 29, 2016


POTAMUS
TRADING
TWO SEAPORT LANE, 5TH FLOOR
BOSTON, MA 02210

February 29, 2016

Exemption Report

Potamus Trading LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Potamus Trading, LLC

I, Kristin Linnell, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
Title: Chief Financial Officer

POTAMUS TRADING, LLC

Statement of Financial Condition
December 31, 2015